Filed Pursuant to Rule 433

Registration No. 333-232854

Issuer Free Writing Prospectus dated August 11, 2021

Relating to Preliminary Prospectus Supplement dated August 11, 2021

EQUIFAX INC.

Final Term Sheet

Summary of Terms

Issuer:	Equifax Inc. (the “Company”)

Trade Date:	August 11, 2021

Settlement Date (T+2):	August 13, 2021

Security:	2.350% Senior Notes due 2031 (the “Notes”)

Aggregate Principal Amount:	$1,000,000,000

Maturity Date:	September 15, 2031

Benchmark Treasury:	UST 1.625% due May 15, 2031

Benchmark Treasury Price / Yield:	102-22 / 1.330%

Spread to Benchmark Treasury:	T+ 105 bps

Yield to Maturity:	2.380%

Price to Public:	99.731% of the aggregate principal amount, plus accrued interest, if any, from August 13, 2021

Coupon (Interest Rate):	2.350%

Interest Payment Dates:	March 15 and September 15 of each year, beginning on March 15, 2022

Optional Redemption:	Prior to June 15, 2031, the date three months prior to the maturity date of the Notes (the “Par Call Date”), the Notes will be redeemable at the Company’s option at any time or from time to time at a redemption price equal to (A) the greater of (i) 100% of the principal amount of the Notes and (ii) the sum of the present values of remaining scheduled payments (assuming the Notes mature on the Par Call Date) of principal and interest (exclusive of interest accrued to the redemption date) on such Notes discounted to the redemption date on a semi-annual basis at the Treasury rate plus 20 basis points, plus (B) accrued and unpaid interest to, but excluding, the redemption date.

Beginning June 15, 2031, the Notes will be redeemable, in whole or in part from time to time, at the Company’s option at 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest to, but excluding, the date of redemption.

Expected Ratings (Moody’s/S&P)*:	Baa2 / BBB

CUSIP/ISIN Numbers:	294429 AT2 / US294429AT25

Denominations:	$2,000 x $1,000

Joint Book-Running Managers:	J.P. Morgan Securities LLC BofA Securities, Inc. Mizuho Securities USA LLC Truist Securities, Inc. Wells Fargo Securities, LLC

Co-Managers:	Citigroup Global Markets Inc.
Citizens Capital Markets Inc.
Fifth Third Securities, Inc.
HSBC Securities (USA) Inc.
PNC Capital Markets LLC
Regions Securities LLC
U.S. Bancorp Investments, Inc.
Drexel Hamilton, LLC
Siebert Williams Shank & Co., LLC
Westpac Capital Markets LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Joint Book-Running Managers in this offering can arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at 1-212-834-4533, BofA Securities, Inc. at 1-800-294-1322, Mizuho Securities USA LLC at 1-866-271-7403, Truist Securities, Inc. at 1-800-685-4786, or Wells Fargo Securities, LLC at 1-800-645-3751.

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